Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

October 25, 2019
Via EDGAR

Ms. Mindy Rotter
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-233930
Dear Ms. Rotter and Ms. White,
On behalf of the Registrant, this letter responds to Ms. Rotter’s accounting comments communicated to me by telephone on October 10, 2019 and Ms. White’s legal comments communicated to me by telephone on October 18, 2019. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the Global Opportunities Fund (the “Acquired Fund”) into the Diversified International Fund (the “Acquiring Fund”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comment 1. The performance information discloses that the Acquired Fund outperformed the Acquiring Fund, and the Acquiring Fund underperformed its benchmark, for almost all periods shown. Please disclose whether the Board considered this performance information in the sections titled “The Reorganization” and “Proposal - Board Consideration of the Reorganization.”
Response: The Registrant will make the requested disclosure.

Comment 2. The Acquired Fund’s name includes the word “global.” Please confirm supplementally that, if the Reorganization is not approved, the Registrant will add disclosure to describe how the Acquired Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Acquired Fund could include a policy that the Acquired Fund will invest, under normal conditions, in at least 3 different countries, and will invest at least 40% of its assets outside the US, or if conditions are not favorable, invest at least 30% of its assets outside the US. Alternatively, the Registrant could propose alternative language, consistent with Staff views, such as disclosing that the Acquired Fund will invest to approximately the same extent as a Staff-recognized index in non-US securities. If the Registrant does not so revise its disclosure, please remove “global” from the Acquired Fund’s name.
Response: The Registrant respectfully submits that its disclosed threshold is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (footnote omitted). Additionally, although the recognized-index alternative is another option provided by the Staff, it is not required disclosure, and the Registrant declines to impose such a requirement on this actively managed fund that does not seek to replicate or sample a particular index. As a result, if the Reorganization is not approved, the Registrant intends to keep the word “global” in the Acquired Fund’s name, and the Registrant does not intend to revise the Acquired Fund’s principal investment strategies.
Comment 3. In the section titled “Proposal - Principal Investment Risks,” please list the principal risks in order of importance rather than alphabetically, consistent with ADI 2019-08.
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. In response to this comment, however, the Registrant has added disclosure specifically noting that the principal risks are not listed in order of significance.
Comment 4. Please confirm supplementally that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response: Confirmed.
Comment 5. If the fee waiver does not extend beyond one year from the date of the prospectus, it cannot be included in the fee tables. The fee waivers disclosed in footnotes 2 and 3 for the Acquiring Fund do not extend beyond one year from the date of the prospectus. Please remove or revise.
Response: The Registrant will make the requested revision.

Comment 6. In the section titled “Additional Information About Investment Strategies and Risks,” please tailor disclosure to the Acquired and Acquiring Funds. For example, the Derivatives disclosure states that “[t]he specific derivatives that are principal strategies of each Fund, if any, are listed in its Fund Summary,” but neither the Acquired Fund nor the Acquiring Fund have derivatives as a principal strategy.
Response: The Registrant will make the requested revisions.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura Latham
Laura Latham
Assistant Counsel and Assistant Secretary, Registrant